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                             March 22, 2023

       Shannon Wilkinson
       Chief Executive Officer
       Tego Cyber, Inc.
       8565 South Eastern Avenue, Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Tego Cyber, Inc.
                                                            Form 8-K filed
March 17, 2023
                                                            File No. 000-56370

       Dear Shannon Wilkinson :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed March 17, 2023

       Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review.
       Amended and Restated Form 10-Q/A (Amendment No. 1) for the Three Months Ended
       September 30, 2022 , page 2

   1. Please amend your filing to disclose the date you concluded that your financial statements should no longer be
relied on pursuant to Item 4.02(a)(1) of Form 8-K.
   2. Additionally, amend to state whether the audit committee, or the board of directors in the absence of an audit
committee, or authorized officer or officers, discussed with the independent accountant
the matters disclosed in the filing pursuant to Item 4.02(a)(3) of
                                                        Form 8-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shannon Wilkinson
Tego Cyber, Inc.
March 22, 2023
Page 2

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions..



FirstName LastNameShannon Wilkinson                       Sincerely,
Comapany NameTego Cyber, Inc.
                                                          Division of
Corporation Finance
March 22, 2023 Page 2                                     Office of Technology
FirstName LastName